SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-50075

              EL PASO CGP COMPANY, L.L.C.
(Exact name of registrant as specified in its charter)

1001 Louisiana Street
Houston, Texas 77002
    (713) 420-2600
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

8.375% Subordinated Deferrable Interest Notes due June 30, 2038
(Title of each class of securities covered by this Form)

                                                 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: NONE

Pursuant to the requirements of the Securities Exchange Act of 1934, El Paso CGP Company, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 9, 2006	EL PASO CGP COMPANY, L.L.C.
By: /s/ John J. Hopper Name: John J. Hopper Title: Vice President and Treasurer